SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (RULE 13D-101)

                 Under the Securities Exchange Act of 1934


                          Mattson Technology, Inc.
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                              (Name of Issuer)


                  Common Stock, Par Value $0.001 Per Share
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                       (Title of Class of Securities)


                                  57723100
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                               (CUSIP Number)


                            Dr. Peter Lockowandt
                              General Counsel
                        STEAG Electronic Systems AG
                        Ruettenscheider Strasse 1-3
                            45128 Essen, Germany
                            011-49-201-801-2510
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                  Copy to:

                            Marc R. Packer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                                650-470-4500

                              January 1, 2001
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          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box | |.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP No.  57723100

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                (a) |  |
                                                             (b) |  |

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           OO

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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                |  |

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany

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                       7     SOLE VOTING POWER
    NUMBER OF
                             11,850,000
      SHARES
                      -------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                      -------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             11,850,000
    REPORTING
                      -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,850,000

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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                        |  |

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.8% (see Item 5)

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   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
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                                SCHEDULE 13D

CUSIP No.  57723100

---------- ------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG AG
-----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)                                     (a) |  |
                                                             (b) |  |

-----------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO

-----------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                 |  |

-----------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-----------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             11,850,000
      SHARES
                      -------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                      -------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             11,850,000
    REPORTING
                      -------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
-----------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,850,000

-----------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                |  |

-----------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.8% (see Item 5)

-----------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-----------------------------------------------------------------------------




         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.001 per share (the "Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"), whose principal executive offices are located at 2800 Bayview Drive, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is filed by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"). Each of SES and STEAG is organized under the laws of the Federal Republic of Germany. SES is the direct holder of shares of Mattson Stock. STEAG owns all of the capital stock of SES and, as a result, is the indirect beneficial owner of the shares of Mattson Stock held directly by SES.

         (b) The business address of each of SES and STEAG is Ruettenscheider Strasse 1-3, 45128 Essen, Germany.

         (c) SES is engaged in the optical storage and photomask businesses and, prior to the consummation of the transaction described in Item 3 below, was a supplier of capital equipment for the semiconductor industry. STEAG is a power generation and electronics company.

         (d) During the last five years, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of each of SES and STEAG are set forth on Schedule A attached hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Mattson Stock to which this Statement relates were acquired pursuant to the terms of the Strategic Business Combination Agreement by and between SES and Mattson, dated as of June 27, 2000 (the "Initial Combination Agreement"), as amended by the Amendment to Strategic Business Combination Agreement dated as of December 15, 2000 (the "Amendment" and together, the "Combination Agreement"). Pursuant to the Combination Agreement, Mattson acquired eleven direct and indirect subsidiaries of SES comprising the semiconductor equipment division of SES (the "SES Semiconductor Division") in exchange for 11,850,000 newly issued shares of Mattson Stock and a cash payment of $100,000 (the "Business Combination"). The Combination Agreement also provided for Mattson to assume certain obligations of SES and STEAG and to acquire certain intercompany indebtedness owed by the SES Semiconductor Division to SES in exchange for a secured promissory note in the principal amount of $26,095,150.49. All references to, and summaries of, the Combination Agreement in this Item 3 are qualified in their entirety by reference to the Initial Combination Agreement and the Amendment, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

         Mattson, SES, and the Chief Executive Officer of Mattson, Brad Mattson, have also entered into a Stockholder Agreement dated as of December 15, 2000 (the "Stockholder Agreement") providing for, among other things, the expansion of Mattson's board of directors from five members to seven, the election of two persons designated by SES to Mattson's board of directors, restrictions on future acquisitions or dispositions of Mattson Stock by SES and registration rights in favor of SES. All references to, and summaries of, the Stockholder Agreement in this Item 3 are qualified in their entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

         The obligation of each of SES and Mattson to consummate the Business Combination was conditioned upon the simultaneous closing of the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 27, 2000 by and among Mattson, M2C Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Mattson ("M2C"), and CFM Technologies, Inc., a Pennsylvania corporation ("CFM"). The Merger Agreement provided, among other things, for the merger of M2C with and into CFM (the "Merger"), by virtue of which each outstanding share of CFM common stock (other than shares as to which dissenters' rights under Pennsylvania law are exercised) was automatically converted into the right to receive .5223 shares of Mattson Stock. All references to, and summaries of, the Merger Agreement in this Item 4 are qualified in their entirety by reference to such agreement, a copy of which has been filed with the Securities and Exchange Commission as Exhibit 2 to the filing by Mattson on Form 425 dated July 6, 2000 with respect to the common stock of CFM and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Item 3 is incorporated by reference herein.

         The shares of Mattson Stock to which this Statement relates were acquired in connection with the disposition of the SES Semiconductor Division pursuant to the terms of the Combination Agreement. Subject to the terms of the Stockholder Agreement, SES and STEAG currently intend to hold the shares of Mattson Stock for investment purposes.

         The Stockholder Agreement provides that, until termination of such agreement, Mattson's board of directors will consist of seven members, two of whom are to be designated by SES, one of whom is to be the Chief Executive Officer of Mattson, and (subject to certain exceptions) the remaining four of whom will be Independent Directors (as defined in the Stockholder Agreement). Pursuant to the Stockholder Agreement, effective as of the closing of the Business Combination, Mattson caused (i) Dr. Jochen Melchior and Dr. Hans-Georg Betz, as designees of SES, to become members of the expanded board of directors and (ii) Dr. Melchior to be appointed as Chairman of the Board for a term of one year.

         Pursuant to the Stockholder Agreement, a Nominating Committee of the board of directors has been established to propose nominees to succeed any Independent Director or to fill any other vacancies not otherwise provided for in the Stockholder Agreement. In addition, Mattson's board of directors has established an Executive Staffing Committee consisting initially of Dr. Melchior and Mr. Mattson to make key personnel decisions.

         As required by the Stockholder Agreement, Mattson's Bylaws have been amended and restated in accordance with the Stockholder Agreement in a manner consistent with the foregoing arrangements.

         Under the Stockholder Agreement, SES has agreed that, prior to the earlier of the termination of the agreement or the expiration of five years following the closing of the Business Combination (the "Standstill Period"), neither SES nor any of its majority-owned and controlled affiliates will acquire or make an offer to acquire any additional shares of Mattson's voting stock unless (i) prior Disinterested Director Approval (as defined in the Stockholder Agreement) of such acquisition has been obtained, (ii) the acquisition is necessary to maintain SES's aggregate percentage ownership of Mattson's outstanding voting stock, (iii) the acquisition is pursuant to a stock issuance by Mattson in respect of a stock split, stock dividend, recapitalization or similar corporate transaction or (iv) the acquisition is a transfer of voting stock between SES and an affiliate that has agreed to be bound by the terms and conditions of the Stockholder Agreement. Under the terms of the Stockholder Agreement, SES is also prohibited, during the Standstill Period, from (i) soliciting or participating in a solicitation of proxies for Mattson's voting stock (except in connection with the election of directors), (ii) making any public announcement regarding any Acquisition Proposal (as defined in the Stockholder Agreement) not approved by Mattson's board of directors, (iii) depositing any shares of voting stock in a voting trust or similar arrangement with any person other than Mattson or a person within SES's control group or (iv) forming or joining any group with any person other than persons within SES's control group for the purpose of voting, holding, purchasing or disposing of Mattson's voting stock.

         The foregoing "standstill" restrictions will be suspended in the event an unrelated person or group, without prior approval of the board of directors of Mattson, (i) commences a tender offer, (ii) acquires voting stock of Mattson resulting in beneficial ownership of more than 20% of the then-outstanding voting stock or (iii) acquires beneficial ownership of more than 10% of the then-outstanding voting stock and commences or publicly announces its intention to seek a Change of Control (as defined in the Stockholder Agreement).

         The Stockholder Agreement also provides that, prior to any sale or issuance by Mattson of any shares of its voting stock, SES will have a preemptive right to purchase its proportionate share of such voting stock on terms at least as favorable to SES as the terms on which Mattson proposes to sell such stock to any other party. This preemptive right is subject to certain exceptions, including (i) issuances of voting stock to employees, officers, directors and consultants pursuant to any stock option plan or agreement, (ii) issuances of voting stock in connection with certain mergers, consolidations, share exchanges or other reorganizations and (iii) issuances of limited amounts of voting stock in connection with equipment financings, technology licensing, research and development agreements or asset acquisitions approved by Mattson's board of directors. SES's preemptive right will terminate upon the earliest to occur of (i) the closing of any Acquisition Transaction (as defined in the Stockholder Agreement) resulting in a Change of Control of Mattson, (ii) the sale of all or substantially all of Mattson's assets and (iii) the termination of the Stockholder Agreement in accordance with its terms.

         Under the Stockholder Agreement, SES has also agreed not to transfer or dispose of any shares of Mattson's voting stock for a period of one year following the closing of the Business Combination, except for transfers made following Disinterested Director Approval and transfers to affiliates of SES. In addition, SES has agreed that, following the one-year lockup period, it will not transfer or dispose of any shares of Mattson's voting stock without first giving Mattson an opportunity to purchase the shares, unless such transfer or disposition by SES is made (i) pursuant to a bona fide public offering, (ii) pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or (iii) to an affiliate of SES. Furthermore, SES has agreed not to sell or transfer more than 2.4 million shares of Mattson voting stock (subject to adjustment) to a person or group following the one-year lockup period, except (i) pursuant to the exceptions to Mattson's right of first refusal described above, (ii) pursuant to a Change of Control transaction that has received either Disinterested Director Approval or majority stockholder approval (excluding
SES), (iii) after the third anniversary of the closing of the Business Combination or (iv) during suspension of the "standstill" provisions as described above.

         SES also has the right under the Stockholder Agreement following the expiration of the one-year lockup period to include its shares of Mattson Stock in a registration of common stock effected by Mattson under the Securities Act and to request registration of its shares of Mattson Stock on Form S-3 under the Securities Act once every 12 months, subject to customary provisions regarding expenses, indemnification, reporting under the Securities Exchange Act of 1934, as amended, assignment, market "stand-off" agreements, termination of registration rights and limitations on subsequent registration rights.

         The Stockholder Agreement will terminate upon the earliest to occur of (i) SES owning less than 20% of Mattson's outstanding voting stock, (ii) SES owning 50% or more of Mattson's outstanding voting stock and (iii) a material breach by Mattson of any material obligation under the Stockholder Agreement.

         All references to, and summaries of, the Stockholder Agreement in this Item 4 are qualified in their entirety by references to such agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Mr. Werner Brust-Haas has informed SES and STEAG that he acquired beneficial ownership of his shares of Mattson Stock for investment purposes.

         Except as set forth above, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, has any plan or proposal with respect to any other matter set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) SES and STEAG each beneficially owns 11,850,000 shares of Mattson Stock, which represents approximately 31.8% of the outstanding shares of Mattson Stock based on an aggregate of 37,259,351 shares outstanding (consisting of: (i) 21,195,865 shares of Mattson Stock reported to be outstanding in Mattson's Quarterly Report on Form 10-Q for the Quarterly Period ended September 24, 2000 and filed on November 8, 2000;
(ii) 4,213,486 shares of Mattson Stock into which the 8,067,175 shares of CFM common stock reported to be outstanding in CFM's Quarterly Report on Form 10-Q for the Quarterly Period ended July 31, 2000 and filed on September 14, 2000 were converted as of the consummation of the Merger on January 1, 2001 (assuming no CFM shareholders exercised dissenters' rights); and (iii) 11,850,000 shares of Mattson Stock issued to SES upon the consummation of the Business Combination on January 1, 2001).

         Mr. Werner Brust-Haas, a director (member of the Supervisory Board) of SES, has informed SES that he beneficially owns 185 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock calculated above.

         Except as described in this Statement, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock.

         (b) SES (directly) and STEAG (indirectly) each has the sole power to vote and dispose of 11,850,000 shares of Mattson Stock. Mr. Brust-Haas has informed SES and STEAG that he has the sole power to vote and dispose of 185 shares of Mattson Stock.

         (c) The information set forth or incorporated by reference in Items 3 and 4 is incorporated by reference herein. Except as described in this Statement, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, has effected any transaction in Mattson Stock during the 60 days preceding the date of this Statement.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference. All references to, and summaries of, the Combination Agreement and the Stockholder Agreement incorporated by reference in this Item 6 are qualified in their entirety by references to the Initial Combination Agreement, the Amendment and the Stockholder Agreement, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

         Except as set forth above, neither SES, STEAG nor, to the best knowledge of each of SES and STEAG, any of the individuals referred to in Schedule A, is a party to any contracts, arrangements, understandings or relationships with any person with respect to any securities of Mattson, including but not limited to the transfer or voting of any shares of Mattson Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.                          PAGE
                                                                   NUMBER

Exhibit 1 Strategic Business Combination Agreement dated as of June 27, 2000 by and among STEAG
              Electronic Systems AG and Mattson Technology,
              Inc.

Exhibit 2     Amendment to Strategic Business Combination
              Agreement dated as of December 15, 2000 by and among STEAG Electronic Systems AG and
              Mattson Technology, Inc.

Exhibit 3 Stockholder Agreement entered into as of December 15, 2000 by and between Mattson
              Technology, Inc., STEAG Electronic
              Systems AG and Brad Mattson.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2001
                                      STEAG Electronic Systems AG


                                      By:      /s/ Dr. Hans-Georg Betz
                                               -----------------------
                                      Name:    Dr. Hans-Georg Betz
                                      Title:   Chief Executive Officer


                                      By:      /s/ Dr. Rolf Thaler
                                               -------------------
                                      Name:    Dr. Rolf Thaler
                                      Title:   Chief Financial Officer


                                      STEAG AG

                                      By:      /s/ Dr. Jochen Melchior
                                               -----------------------
                                      Name:    Dr. Jochen Melchior
                                      Title:   Chief Executive Officer


                                      By:      /s/ Michael Willems
                                               -----------------------
                                      Name:    Michael Willems
                                      Title:   Chief Financial Officer



                                 SCHEDULE A

A.       DIRECTORS AND EXECUTIVE OFFICERS OF STEAG.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of STEAG. Each of these individuals are citizens of the Federal Republic of Germany. Unless otherwise indicated, the current business or home address of each person is STEAG AG, Ruettenscheider Strasse 1-3, 45128 Essen, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with STEAG.


                                            POSITION WITH STEAG AND PRESENT
NAME AND BUSINESS OR HOME ADDRESS         PRINCIPAL OCCUPATION OR EMPLOYMENT

WILHELM HANS BEERMANN               Member of the Supervisory Board.
RAG Aktiengesellschaft              Vice-Chairman of the Management Board, RAG
Rellinghauser Strasse 1-11          Aktiengesellschaft.
45128 Essen
Germany

DR. HANS-GEORG BETZ                 Member of the Management Board.
                                    Chief Executive Officer, SES.

GERD BODE                           Member of the Supervisory Board.
Kraftwerk Herne                     Chairman of the Works Council, Herne
Hertener Strasse 16                 Power Plant.
44693 Herne
Germany

JOHANNES DRECKMANN                  Member of the Supervisory Board.
Kraftwerk Walsum                    Vice-Chairman of the Works Council,
Dr.-Wilhelm-Roelen-Strasse 129      Walsum Power Plant.
47179 Duisberg
Germany

DR. HERMANN FARWICK                 Member of the Supervisory Board.
Kraftwerksbetriebe Voerde           Power Plant Director, Voerde Power Plant.
Frankfurter Strasse 430
46562 Voerde
Germany

DR. HANS-MICHAEL GAUL               Member of the Supervisory Board.
EON AG                              Member of the Management Board, EON AG.
Benningsenplatz 1
40474 Duesseldorf
Germany

URSEL GELHORN                       Member of the Supervisory Board.
                                    Chairman of the Works Council, STEAG.

DR. REINER HAGEMANN                 Member of the Supervisory Board.
Allianz-Versicherungs AG            Chairman of the Management Board, Allianz
Koeniginstrasse 28                  Versicherungs-AG.
80802 Muenchen
Germany

KURT HAY                            Member of the Supervisory Board.
Industriegewerkschaft               Head of Pay Rate Policy II, IGBCE Union.
Bergbau, Chemie, Energie
Herner Strasse 18
45657 Recklinghausen
Germany

HERMANN HUEF                        Member of the Supervisory Board.
Kraftwerk Luenen                    Chairman of the Works Council, Luenen
Moltkestrasse 215                   Power Plant.
44536 Luenen
Germany

DR. ING. GERD JAEGER                Member of the Supervisory Board.
RWE Power AG                        Member of the Management Board, RWE
Huyssenallee 2                      Power AG.
45128 Essen
Germany

FRITZ KOLLORZ                       Vice Chairman of the Supervisory Board.
Industriegewerkschaft               Member of the Executive Committee, IGBCE
Bergbau, Chemie, Energie            Union.
Koenigswirther Platz 6
30167 Hanover
Germany

DR. JOCHEN MELCHIOR                 Chairman of the Management Board, Chief
                                    Executive Officer.
DR. JOHNNES RINGEL                  Member of the Supervisory Board.
Westdeutsche Landesbank
Girozentrale                        Member of the Management Board of
Herzogstrasse 15                    Westdeutsche Landesbank Girozentrale.
40217 Duesseldorf
Germany

DR. KLAUS RUMPFF                    Member of the Management Board.

DR. HEINZ SCHOLTHOLT                Member of the Management Board.

PETER SCHWARTZ                      Member of the Supervisory Board.
                                    Chairman of the Central Works Council.

FRIEDRICH SPAETH                    Member of the Supervisory Board.
Ruhrgas AG                          Chairman of the Management Board,
Huttropstrasse 60                   Ruhrgas AG.
45138 Essen
Germany

HERMANN SPRINGER                    Member of the Supervisory Board. Chairman
Kraftwerks Bergkamen                of the Works Council, Bergkamen Power
Westenhellweg 110                   Plant.
59192 Bergkamen
Germany

DR. JUERGEN STADELHOFER             Member of the Supervisory Board. Chairman
RAG Coal International AG           of the Management Board, RAG Coal
Rellinghauser Strasse 1-11          International AG.
45128 Essen
Germany

KARL STARZACHER                     Chairman of the Supervisory Board.
RAG Aktiengesellschaft              Chairman of the Management Board, RAG
Rellinger Strasse 1-11              Aktiengesellschaft.
45128 Essen
Germany

DR. KLAUS TRUETZSCHLER              Member of the Supervisory Board.
Franz Haniel & Cie GmbH             Member of the Management Board, Franz
Franz Haniel Platz 1                Haniel & Cie. GmbH.
47119 Duisburg
Germany

MICHAEL WILLEMS                     Member of the Management Board, Chief
                                    Financial Officer.

PROF. DR. FRANZ-JOSEF WODOPIA       Member of the Supervisory Board.
Grosse Egge 11                      Head of the Mining/Energy Department,
30826 Garbsen                       IGBCE Union.
Germany



B.       DIRECTORS AND EXECUTIVE OFFICERS OF SES.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of SES. Each of these individuals are citizens of the Federal Republic of Germany. Unless otherwise indicated, the current business or home address of each person is STEAG Electronic Systems AG, Ruttenschieder Strasse 1-3, 45128 Essen, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with SES.

                                              POSITION WITH STEAG AND PRESENT
 NAME AND BUSINESS OR HOME ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT

DR. HANS-GEORG BETZ                   Chief Executive Officer.

WERNER BRUST-HAAS                     Member of the Supervisory Board.
Erwin-Baelz Strasse 14                Secretary of the Labor Union of IGBCE
74321 Bietigheim-Bissingen            Baden-Wuerttemberg.
Germany

HANS-PETER KNAPP                      Member of the Supervisory Board.
In-der-See-Strasse 16                 Member of the Employee Representation
76703 Kraichtal                       of STEAG HamaTech AG.
Germany

DR. JUERGEN KNORR                     Member of the Supervisory Board.
c/o Karin Ernst & Partner GmbH        Management Consultant, Dr. Juergen Knorr
Willroider Strasse 1                  Management Beratung GmbH.
81545 Muenchen
Germany

DR. JOCHEN MELCHIOR                   Chairman of the Supervisory Board.
                                      Chairman of the Management Board, STEAG.

DIPL.-KFM. GUENTER MEYHOEFER          Member of the Supervisory Board.
RAG EBV AG                            Chairman of the Supervisory Board,
Roermonder Strasse 63                 RAG EBV AG.
52134 Herzogenrath
Germany

DR. H.C. ACHIM MIDDELSCHULTE          Member of the Supervisory Board.
Ruhrgas AG                            Member of the Management Board, Ruhrgas
Huttropstrasse 60                     AG.
45138 Essen
Germany

DR. STEPHAN MOHREN                    Member of the Management Board.
STEAG HamaTech AG                     Chief Executive Officer, STEAG HamaTech
Ferdinand-von-Steinbeis-Ring 10       AG.
75447 Sternenfels
Germany

DR. JOHANNES RINGEL                   Member of the Supervisory Board.
Westdeutsche Landesbank Girozentrale  Member of the Management Board of
Herzogstrasse 15                      Westdeutsche Landesbank Girozentrale.
40217 Duesseldorf
Germany

MANFRED ROTTSTEDT                     Member of the Supervisory Board.
Wacholderring 11                      Service Manager, STEAG RTP Systems GmbH.
89182 Bernstadt
Germany

DR. KLAUS RUMPFF                      Member of the Supervisory Board.
                                      Member of the Management Board of STEAG.

BODO SCHERER                          Member of the Supervisory Board.
Leopold-Messmer-Weg 14                Member of the Works Council, STEAG
78166 Donaueschingen                  MicroTech GmbH.
Germany

DR. HEINZ SCHOLTHOLT                  Member of the Supervisory Board.
                                      Member of the Management Board, STEAG.

DR. ROLF THALER                       Chief Financial Officer.

MICHAEL WILLEMS                       Member of the Supervisory Board.
                                      Member of the Management Board, STEAG.

ERNST WUNDERLICH                      Member of the Supervisory Board.
Gabriel-von-Seidl-Strasse 35a         Former Member of the Management Board,
82031 Gruenwald                       Allianz AG (retired).
Germany